

June 5, 2014

Via E-mail
William R. Brooks
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, North Carolina 28027

> **Re: Speedway Motorsports, Inc.**
> **Form 10-K for Fiscal Year December 31, 2013**
> **Filed March 7, 2014**
> **File No. 001-13582**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

1. Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Notes to Consolidated Financial Statements, page 52

Note 10. Legal Proceedings and Contingencies, page 68

2. We note your disclosure regarding the BNP matter provides an extensive history of the case. Please consider whether it would be useful to investors to place more emphasis on

the current status of the case and to de-emphasize the extensive historical narrative by condensing it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief